UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File No. 001-35278

PRIMERO MINING CORP.
(Translation of registrant's name into English)

Suite 2100, 79 Wellington Street West,
TD South Tower, P.O Box 139
Toronto, Ontario
M5K 1H1 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F

Form 20-F [  ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

SUBMITTED HEREWITH

Exhibits
99.1	Condensed Consolidated Interim Financial Statements for the period ended September 30, 2016
99.2	Management's Discussion and Analysis for the period ended September 30, 2016
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings
99.5	News Release dated November 9, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2016

PRIMERO MINING CORP.

“Kevin Jennings”

Kevin Jennings
Chief Financial Officer